March 4, 2011

VIA EMAIL AND MAIL

Ms. Sheila Stout

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GE Funds (File No. 811-7142)

GE Institutional Funds (File No. 811-08257)

Dear Ms. Stout:

This letter responds to the oral comments we received from you on January 6, 2011 concerning various filings made with the Securities and Exchange Commission (“Commission” or “SEC”) on behalf of the GE Funds and the GE Institutional Funds (together with the GE Funds, the “Funds” or the “Registrants”). For convenience, we have attempted to restate your various comments.

1. Comment: You asked whether the High Yield Funds and the Emerging Markets Equity Funds were operational.

Response: Both the High Yield Funds and the Emerging Markets Equity Funds have never been operational and there are no plans at this time to make them operational in the future.

2. Comment: You asked in regards to the Fidelity Bond filing, what is the single insured amount that the Funds would have had to provide if the Funds did not jointly enter into the agreement, as well as the total coverage requirement for the agreement with the Funds?

Response: The Fidelity Bond amount for each of the Funds (and the other GE mutual funds) is based upon the total assets of each Fund, which is equal to or in excess of the minimum coverage required for each Fund under Rule 17g-l of the Investment Company Act of 1940 (the “1940 Act”). Each Fund is a party to the bond agreement and each is responsible to pay the percentage of the premium due under the bond based on the allocation determined under Rule 17g-1, as described below. Further, as required under Rule 17g-1(e) of the 1940 Act, the premium to be paid by each such Fund under the Bond has been approved on an annual basis by the vote of the members of the Boards (all members voting) and separately by the “non-interested” members, after having given due consideration to, among other things, the number of parties insured under the Bond, the nature of the business activities of those parties, the amount of the Bond, the amount of the premium, if any, for such Bond, the ratable allocation of the premium, if any, among all the parties named as insureds and the extent to which the share of the premium allocated to each such Fund under the Bond is less than the premium, if any, the Fund would have had to pay had each maintained a single insured bond.

3. Comment: You noted that Form N-PX for the Funds was currently being signed by the Treasurer and that the SEC requires this form to be signed by the principal executive officer. You requested that the Funds refile Form N-PX with the proper signature affixed.

Response: We reviewed the requirements of Form N-PX. Instruction F of this form provides that Form N-PX may be signed by a fund’s “principal executive officer or officers.” We have interpreted the plural reference to officers in this instruction to allow a signature by authorized officers other than a Fund’s chief executive officer. In addition, the Funds’ SEC filings are ratified by the board of trustees, which further confirms the authority of that officer to make the filing. We are not aware of any contrary authority in the instructions for the form, but we would arrange for the chief executive officer to execute the Form N-PX filings in the future if SEC staff guidance is contrary to our interpretation.

4. Comment: You noted that in various Form N-Q filings made for the Funds, there was missing information relating to Tax Cost and Unrealized Appreciation/Unrealized disclosures, and that we provide that information prospectively.

Response: We will correct that information with respect to future filings on Form N-Q made for the Funds.

5. Comment: You noted that Form N-SAR filings for the fiscal year ended September 30, 2009 for the Funds did not have the auditor’s signatures and needed to be refiled to include this.

Response: We have since refiled on EDGAR to include the missing information.1

6. Comment: You noted that we should improve our derivatives disclosures to provide better information on how performance of a Fund is affected by derivatives in light of the recent clarification letter sent to the ICI on this matter.

Response: We have revised our derivations disclosures in our recent registration statement amendment filings for the Funds accordingly.

7. Comment: For the GE Short-Term Government Fund and the Money Market Funds, you inquired what date was being used for short term holdings.

[1]	See Form N-SAR filings made via EDGAR for each of the Funds on March 4, 2011.

You noted that the demand date should at least be stated, and that we may also include legal maturity date or reset date if desired.

Response: We have investigated this and the date used for the GE Short-Term Government Fund was the legal maturity date. However, we no longer serve as the investment adviser for this Fund as Highland Funds Asset Management, L.P. has become the investment adviser to the GE Funds effective as of February 18, 2011. In regards to the Money Market Funds, the investments in the Money Market Funds do not have demand dates, and the maturity date from when the security was issued is the date provided. The holdings are considered short term holdings as all investments purchased by the Money Market Funds will mature or will be deemed to mature within 397 days or less from the date of acquisition and the average maturity of the Money Market Funds portfolio (on a dollar-weighted basis) is 60 days or less.

8. Comment: You noted that the expense ratios were inconsistent by 1bps between the prospectus and financial statements information in the annual report.

Response: We have investigated the discrepancies and have determined that there are various reasons for the differences depending on the Fund. It is important to note that in all cases, the prospectus expense table figures for the “Total Annual Operating Fund Expenses” (for Funds with no reimbursement by the investment adviser, GE Asset Management Incorporated (“GEAM”)) or the “Net Annual Operating Fund Expenses” (for Funds with reimbursement by GEAM) for a Fund are the same or higher than the “Net Expenses” or “Gross Expenses” shown in the annual report and financial highlights for that Fund, except for the GE Tax-Exempt Fund, which was subject to a contractual expense limit during the reporting period. In some cases, the differences in expense ratios between the expense table in the prospectus and the annual report are caused by the GEAM’s voluntary waiver of a portion of its management fee for cash holdings of the Funds that are invested in the GE Money Market Fund being reflected in the annual report but not the prospectus. In other cases, the differences are the result of the inclusion of the “Acquired Fund Fees and Expenses” (the “AFFE”) in the prospectus expense table as required by Item 3 of Form N-1A and not in the annual report. Even for Funds whose AFFE was less than 1 bp, the AFFE was included in “Other Expenses” in the expense table in the prospectus, which in some cases could cause an increase of the expense ratio reported in the prospectus depending on rounding. Further, rounding of other line items in the prospectus expense table could also cause the expense ratios to be slightly different between the prospectus and the annual report. The Registrants do not believe that the differences are caused by material deficiencies in the relevant prospectuses or annual reports.

9. Comment: You asked whether there is a recoupment plan in the GE Institutional Funds similar to those in GE Funds and, if so, to include in the filings.

Response: There is no recoupment plan for any of the Funds in the GE Institutional Funds.

10. Comment: You noted for the Fixed Income Funds there is a high portfolio turnover rate and if this is part of the principal strategy then it should also be included as a principal risk.

Response: Although a high portfolio turnover is not a principal strategy of the Funds, the Funds may experience a high portfolio turnover rate over various periods. Nevertheless, we believe that the “Portfolio Turnover” disclosure required under Item 3 adequately discloses the risks for a Fund with a high portfolio turnover rate.

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We also hereby provide the following statements on behalf of the Registrants:

•	The Registrants are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing adequately responds to your various comments regarding the filings made for the Funds. If there are questions or additional comments concerning this, please contact the undersigned at (203) 326-4264 or michelle.matzelle@ge.com, or Joon Won Choe at (203) 708-2726 or joonwon.choe@ge.com.

GE ASSET MANAGEMENT INCORPORATED

/s/ Michelle Matzelle
Name:	Michelle Matzelle
Title:	Vice President and Associate General Counsel

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